EXHIBIT H
     OPINION AND CONSENT OF COUNSEL, GENERAL LEGAL SERVICES DIVISION, DEPARTMENT OF FINANCE OF CANADA
September 9, 2009
The Honorable James M. Flaherty, P.C., M.P.
Minister of Finance
House of Commons
Ottawa, Ontario
Canada
K1A 0A6
Dear Minister Flaherty:
Subject:	U.S. $3,000,000,000 2.375% United States Dollar Bonds due September 10, 2014
I have been requested by the Chief, Reserves and Risk Management Section, Financial Markets Division, Department of Finance, to provide you with an opinion relating to the authorization of the issuance of U.S. $3,000,000,000 aggregate principal amount of 2.375% United States Dollar Bonds (the “Securities”) of Her Majesty in right of Canada (“Canada”) due September 10, 2014, to be sold pursuant to an Underwriting Agreement dated as of September 2, 2009, (the “Underwriting Agreement”) between Banc of America Securities LLC, BNP Paribas Securities Corp., J.P. Morgan Securities Ltd. and RBC Capital Markets Corporation as representatives for the several underwriters listed in Schedule II thereof (the “Underwriters”) and Canada, as represented by the Minister of Finance.
In connection with the issue of the Securities, Canada proposes to enter into a Fiscal Agency Agreement, to be dated as of September 10, 2009, with Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent (the “Fiscal Agency Agreement”).
I have examined originals or copies, certified or otherwise identified to my satisfaction, of such statutes, documents, certificates of public officials and other instruments relating to the authorization, issuance and sale of the Bonds by Canada as I have deemed necessary, including the following:
(a)	Order in Council P.C. 2009-373 dated March 5, 2009, relating to the authorization of the issue and sale of the Securities (the “Order in Council”);

(b)	The Fiscal Agency Agreement; and

(c)	The form of the Securities.
The Chief, Reserves and Risk Management Section, has represented to me by a certificate dated September 10, 2009, that the Securities are being issued and sold pursuant to the Order in Council and, as of the date thereof, after giving effect to the issue and sale of the Bonds the aggregate principal amount of money borrowed by Canada in the 2009-2010 fiscal year pursuant to the Order in Council will not exceed $370 billion.
In response to the request as of the Chief, Reserves and Risk Management Section, I give it as my opinion as Counsel, Department of Justice, that:
1.	The Fiscal Agency Agreement has been duly authorized, executed and delivered by Canada and, assuming the due authorization, execution and delivery by the Fiscal Agent, constitutes a legal, valid and binding agreement of Canada; and

2.	The issuance of the Securities by Canada has been duly authorized by the Order-in-Council and the Securities have been duly executed by Canada and when duly authenticated and delivered to and paid for by the Underwriters in accordance with the provisions of the Underwriting Agreement, will constitute valid, legally binding, direct unconditional obligations of Canada in accordance with their terms and payment of the principal of and interest on each Security so authenticated, delivered and paid for will be a charge on and payable out of the Consolidated Revenue Fund of Canada.
The foregoing opinions are subject to the following limitations and qualifications:
(a)	pursuant to the Currency Act (Canada), a judgment by a court in Canada must be awarded in Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the date of payment;

(b)	the enforcement of the Fiscal Agency Agreement and the Securities may be limited by general principles of equity, and no opinion is expressed as to any specific remedy that might be granted, imposed or rendered only in the discretion of a court, including remedies such as specific performance and injunction;

(c)	no execution may issue on a judgment against Canada, but the law requires that any money or costs awarded to any person against Canada in any proceedings be paid out of the Consolidated Revenue Fund; and

(d)	the opinions expressed are based on the law of the Province of Ontario and the federal laws of Canada applicable therein. I have assumed that, insofar as any obligation is to be performed in any jurisdiction outside Ontario, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction.
I hereby consent to the inclusion of this opinion letter as an exhibit to Amendment No. 3 to Canada’s Annual Report on Form 18-K for the year ended March 31, 2008 and to the use of the reference to a lawyer at the Department of Justice of Canada under the heading “Legal Opinions” in the prospectus supplement dated September 2, 2009.
I hereby advise that Citibank, N.A., in its capacity as fiscal agent, transfer agent, registrar and principal paying agent under the Fiscal Agency Agreement, may rely upon the same as though such opinion had been separately addressed to them. It may not be relied upon by any other person or for any other purpose without my consent.

Yours sincerely,
/s/ Martin Marcone
Martin Marcone
Counsel General Legal Services Division Department of Finance, Canada